Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact: Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw

GigaMedia to Report Fourth-Quarter

and Full-Year 2011 Financial Results on March 22

TAIPEI, Taiwan, March 9, 2012 – GigaMedia Limited (NASDAQ: GIGM) announced today that it will report its fourth-quarter and full-year 2011 financial results on Thursday, March 22, 2012 after the market closes.

Management will hold an investor conference call and webcast on March 22, 2012 at 9:00 p.m. Eastern Daylight Time, which is 9:00 a.m. Taipei Time on March 23, 2012, to discuss GigaMedia’s fourth-quarter and full-year 2011 performance.

Dial-in numbers:

U.S.: +1-866-519-4004

International: +65-6723-9381

Passcode: 61232241

A replay will be available from 12:00 a.m. Eastern Daylight Time on March 23, 2012 for seven days.

U.S.: +1-866-214-5335

International: +612-8235-5000

Passcode: 61232241

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by Q&A with questions submitted via email. Please email your questions in advance to IR@gigamedia.com.tw. The company will read the questions aloud on the call and respond to as many questions as possible.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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